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                                                                                                             Exhibit 12(d)
                      Entergy Mississippi, Inc.
       Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                   December 31,
                                                       1991         1992         1993         1994         1995          1996
Fixed charges, as defined:
  Interest on long-term debt                         $63,628      $60,709      $52,099      $46,081      $46,241       $42,897
  Interest on notes payable                              953           36            7        1,348          474         1,633
  Other interest charges                               1,444        1,636        1,795        3,581        4,164         2,237
  Amortization of expense and premium on
     debt-net(cr)                                      1,617        1,685        1,458        1,754          756         1,240
  Interest applicable to rentals                         574          521        1,264        1,716        2,173         2,165
                                                     -------------------------------------------------------------------------
Total fixed charges, as defined                       68,216       64,587       56,623       54,480       53,808        50,172

Preferred dividends, as defined (a)                   14,962       12,823       12,990        9,447        9,004         7,720
                                                     -------------------------------------------------------------------------
Combined fixed charges and preferred
   dividends, as defined                             $83,178      $77,410      $69,613      $63,927      $62,812       $57,892
                                                     =========================================================================
Earnings as defined:

  Net Income                                         $63,088      $65,036     $101,743      $48,779      $68,667       $79,210
  Add:
    Provision for income taxes:
      Federal and State                               (1,001)       4,463       54,418       46,884       71,651        73,994
    Deferred Federal and State - net                  32,491       20,430          539      (26,763)     (35,224)      (29,390)
    Investment tax credit adjustment - net            (1,634)      (1,746)       1,036       (7,645)      (1,550)        3,497
    Fixed charges as above                            68,216       64,587       56,623       54,480       53,808        50,172
                                                    --------------------------------------------------------------------------
Total earnings, as defined                          $161,160     $152,770     $214,359     $115,735     $157,352      $177,483
                                                    ==========================================================================
Ratio of earnings to fixed charges, as defined          2.36         2.37         3.79         2.12         2.92          3.54
                                                    ==========================================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                        1.94         1.97         3.08         1.81         2.51          3.07
                                                    ==========================================================================

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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